UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY  10606

BUNGE SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	9

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	10

EXHIBIT INDEX	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 24, 2009

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

INVESTMENTS:
Interest bearing cash	$625,855	$-
Mutual funds	2,153,061	2,314,772
Common collective trusts	-	1,111,943
Interest in Bunge Limited common shares	265,291	448,750
Common stock	4,973	-

Total investments	3,049,180	3,875,465

CONTRIBUTIONS RECEIVABLE:
Participants	11,765	11,451
Employer	2,395	2,320

Total contributions receivable	14,160	13,771

PLAN TRANSFER PAYABLE	(29,269)	(20,650)

NET ASSETS AVAILABLE FOR BENEFITS	$3,034,071	$3,868,586

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Participants’ contributions	$629,190	$589,023
Employer contributions	122,780	125,364
Investment income — dividends	104,025	142,919
Investment income — interest	16,535	18,854
Net appreciation in value of investments	-	130,336
Plan transfers	47,688	-
Other contributions	46	11

Total	920,264	1,006,507

DEDUCTIONS:
Net depreciation in value of investments	1,514,361	-
Benefits paid to participants	234,969	171,144
Administrative expenses	5,449	15,789

Total	1,754,779	186,933

(DECREASE) INCREASE IN NET ASSETS	(834,515)	819,574

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,868,586	3,049,012

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,034,071	$3,868,586

See notes to financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan (the “Plan”) was established as of April 1, 1996. The Plan was amended effective January 1, 2004, to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan and master trust. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments in Bunge Limited common shares, common stocks, common collective trusts, and mutual funds are stated at estimated fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Expenses of the Plan are paid by the participants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including mutual funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (SFAS No. 157), as of the beginning of the year ended December 31, 2008 (see Note 8). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as recordkeeper, administrator, and trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2008 and 2007 could not exceed $15,500. However, in 2008 and 2007, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,000 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service discrimination tests. The participants’ contributions, plus any actual earnings thereon, vest immediately.

The employer match for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

Participants may elect from a number of investment alternatives for their contributions. Employer matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2008 are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

7.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008		2007

Vanguard Prime Money Market Fund	$563,248		$-	*
Fidelity Total Bond Fund	318,467		-	*
Janus Adviser Forty Fund — Class S	622,186		-	*
T. Rowe Price Value Fund	214,122		-	*
Vanguard Institutional Index Fund — Institutional Shares	522,385		-	*
Interest in Bunge Limited common shares	265,291		448,750
Fidelity Capital Appreciation Fund	-	*	998,617
SSgA S&P 500 Index Fund	-	*	803,487
SSgA Money Market Fund	-	*	457,553
PIMCO Total Return Fund	-	*	315,878
Legg Mason Value Fund	-	*	245,580
American Funds New Perspective Fund	-	*	202,765

*    Amount less than 5% of the Plan’s net assets available for benefits.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007

Mutual funds	$(1,253,751)	$(69,001)
Common collective trusts	-	52,043
Interest in Bunge Limited common shares (1)	(247,471)	147,294
Common stock	(13,139)	-

Net (depreciation) appreciation in value of investments	$(1,514,361)	$130,336

(1)
The Plan allows participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 5,124 and 3,698 common shares of Bunge Limited at December 31, 2008 and 2007, respectively. During 2008 and 2007, the Plan recorded dividend income of $10,824 and $2,324, respectively, and net (depreciation) appreciation in fair value of $(247,471) and $147,294, respectively, from Bunge Limited common shares.

8.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157), which provides a framework for measuring fair value.

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirely based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$2,153,061	$-	$-	$2,153,061
Interest in Bunge Limited common shares	-	265,291	-	265,291
Common stock	4,973	-	-	4,973

Total	$2,158,034	$265,291	$-	$2,423,325

The Plan has no assets or liabilities carried at Level 3 fair value.

9.	PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group.  Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account.  In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status.  Such transfer will be made within a reasonable period of time following the change in employment classification.  Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.	ASSET TRANSFERS

Effective January 1, 2008, CitiStreet and State Street were terminated as recordkeeper, and administrator and trustee, of the assets related to the Plan, respectively. Fidelity was named as successor recordkeeper, administrator and trustee.  The market value of the assets transferred from CitiStreet to Fidelity on January 1, 2008 was as follows:

PIMCO Total Return Fund	$315,878
SSgA Money Market Fund	457,553
SSgA Russell 2000 Fund	37,667
Oakmark Select Fund	86,408
Fidelity Capital Appreciation Fund	998,617
American Funds New Perspective Fund	202,765
Interest in Bunge Limited common shares	448,750
SSgA Conservative Strategic Asset Allocation Fund	49,651
SSgA Moderate Strategic Asset Allocation Fund	43,615
SSgA Aggressive Strategic Asset Allocation Fund	99,541
SSgA S&P 500 Index Fund	803,487
Legg Mason Value Fund	245,580
Self-Managed Account	7,971
SSgA S&P Midcap Fund	77,982

Total	$3,875,465

Each fund’s assets were transferred to a comparable investment fund at Fidelity. The PIMCO Total Return Fund assets were transferred to the Fidelity Total Bond Fund. SSgA Money Market Fund assets were transferred to the Vanguard Prime Money Market-Institutional Shares Fund. SSgA Russell 2000 Fund assets were transferred to the Vanguard Small-Cap Index Fund Signal Shares Fund. The Fidelity Capital Appreciation Fund and the Oakmark Select Fund assets were transferred to the Janus Adviser Forty Fund – Class S. The American Funds New Perspective Fund assets were transferred to the Fidelity Institutional Discovery Fund. The Plan’s interest in Bunge Limited common shares were transferred to the Bunge Stock Fund. The SSgA Conservative Strategic Asset Allocation Fund assets, the SSgA Moderate Strategic Asset Allocation Fund assets, and the SSgA Aggressive Strategic Asset Allocation Fund assets were transferred to the Fidelity Freedom Funds by Age Fund. The SSgA S&P 500 Index Fund assets were transferred to the Vanguard Institutional Index Fund. The Legg Mason Value Fund assets were transferred to T. Rowe Price Value Fund. The Self-Managed Account assets were transferred to the Fidelity Brokerage Link Fund. The SSgA S&P Midcap Fund assets were transferred to the Vanguard Mid-Cap Index Fund-Institutional Shares.

******

BUNGE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Number of		Current
Description	Shares/Units	Cost**	Value

INTEREST IN INTEREST BEARING CASH:
Cash			$62,607
Vanguard Prime Money Market Fund	563,248		563,248

Total interest in interest-bearing cash			625,855

INTEREST IN MUTUAL FUNDS:
American Century Heritage Fund — Investor Class	979.569		11,431
American Century Real Estate Fund — Investor Class	17.273		201
*Fidelity Freedom Income	9.084		87
*Fidelity Freedom 2000	118.824		1,194
*Fidelity Freedom 2005	69.864		586
*Fidelity Freedom 2010	2,595.440		26,889
*Fidelity Freedom 2015	12,307.422		105,351
*Fidelity Freedom 2020	4,051.218		40,715
*Fidelity Freedom 2025	2,375.075		19,547
*Fidelity Freedom 2030	1,978.986		19,315
*Fidelity Freedom 2035	575.309		4,620
*Fidelity Freedom 2040	1,851.794		10,351
*Fidelity Freedom 2045	1,291.154		8,496
*Fidelity Freedom 2050	1,009.182		6,519
*Fidelity International Discovery Fund	5,407.056		127,769
*Fidelity Small Cap Independence Fund	219.080		2,307
*Fidelity Total Bond Fund	34,615.933		318,467
*Fidelity Spartan International Index Fund — Investor Class	155.334		4,154
Janus Adviser Forty Fund — Class S	28,332.683		622,186
T. Rowe Price Value Fund	14,133.469		214,122
Vanguard Institutional Index Fund — Institutional Shares	6,328.870		522,385
Vanguard Long-Term Bond Index Fund — Investor Shares	529.565		6,349
Vanguard Mid-Cap Index Fund — Institutional Shares	4,626.957		54,691
Vanguard Small-Cap Index Fund SignalTM Shares	1,377.273		25,329

Total interest in mutual funds			2,153,061

INTEREST IN COMMON STOCK:
*Interest in Bunge Limited common shares	5,124		265,291
BrokerageLink Account — Common Stock			4,973

Total interest in common stock			270,264

Total investments			$3,049,180

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 25, 2009	By:	/s/ Philip Staggs
Philip Staggs
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm